FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 139th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 5, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)

Notes:	1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

	2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND THIRTY-NINTH (139TH)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301
June 2, 2008

Dear Shareholder:

Please be advised that the 139th Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

If you are unable to attend the above Meeting in person, it will be very appreciated if you “Exercise voting rights by conventional postal delivery” or “Exercise voting rights via the Internet.” Please check the “Reference Materials for the General Meeting of Shareholders” (pages 54 to 66) and exercise your voting rights by 5:45 p.m. on Monday, June 23, 2008 (Japan Time).

(Exercising voting rights by conventional postal delivery)

Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by the above time for exercising voting rights.

(Exercising voting rights via the Internet)

Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by the above time for exercising voting rights.

Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc.

Sincerely,

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

1. Date and Time:	Tuesday, June 24, 2008 at 10:00 a.m. (Japan Time)

2. Place:	PROMINENCE, ANA Intercontinental Hotel Tokyo
12-33, Akasaka 1-chome, Minato-ku, Tokyo

3. Purpose:

Items to Be Reported

(1)	The Business Report and the Consolidated Statutory Report for the 139th business year (April 1, 2007 – March 31, 2008), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 139th business year (April 1, 2007 – March 31, 2008).

Items to Be Resolved

Item 1:	Appropriation of Surplus
Item 2:	Election of Ten (10) Directors
Item 3:	Election of One (1) Corporate Auditor
Item 4:	Payment of Bonuses for Directors
Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company

4. Matters Related to the Exercise of Voting Rights

(1)	Handling of duplicated voting

If you exercise your voting rights twice, both by mail and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(2)	Diverse exercise of voting rights

If you exercise your diverse exercise of voting rights, you are required to notify the Company the details and the reasons for this in writing.

Notes:

1.	In the event that you attend in person, please submit the enclosed Card for Exercising Voting Rights at the reception desk.
2.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Statutory Report, and Consolidated Statutory Report will be posted on our website on the Internet (http:// www.komatsu.co.jp/).
3.	This document, entitled “Notice of Convocation of the 139th Ordinary General Meeting of Shareholders of Komatsu Ltd.” is also available on our website (http://www.komatsu.co.jp/).
4.	Following the Ordinary General Meeting of Shareholders, all are invited to attend a reception that will be held in a nearby banquet hall.

Please acknowledge that, due to conditions at the banquet hall, you may have to wait after the conclusion of the General Meeting of Shareholders before the start of the reception. We appreciate your patience.

In an effort to enhance the convenience of institutional investors, the Company participates in the electronic voting platform operated by ICJ. For details on the platform, please contact your custodians, nominees or brokers.

ATTACHED DOCUMENTS

Business Report

(April 1, 2007 - March 31, 2008)

1. Current Conditions of the Komatsu Group

(1) Operations and Business Results

For the business year ended March 31, 2008, the Komatsu Group (hereinafter “Komatsu”) renewed record-high sales and profits, marking the sixth consecutive business year of growth in both sales and profits.

Consolidated Results for the Year

	139th Business Year (April 2007 – March 2008)		Changes (2008/2007)
Net sales	JPY	2,243.0 billion	+18.5%
Operating income	JPY	332.8 billion	+36.0%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies*[1]	JPY	322.2 billion	+36.2%
Income from discontinued operations*[2]	JPY	4.9 billion	-56.3%
Net income	JPY	208.7 billion	+26.8%

*	The Consolidated Statutory Report of Komatsu is prepared in accordance with the stipulations of Article 148, Paragraph 1 of the Corporate Accounting Regulations and the method of preparation conforms to the standard of U.S. GAAP.

Notes:

1.	In April 2007, Komatsu Zenoah Co. (hereinafter “Komatsu Zenoah”) had its subsidiary Zenoah Co. take over its OPE business through the absorption-type company split. In the same month, Komatsu Utility Co., Ltd. (hereinafter “Komatsu Utility”), merged with Komatsu Zenoah and transferred all shares of Zenoah Co. to HUSQVARNA JAPAN LTD. (currently Husqvarna Zenoah Co., Ltd.). In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the entire operation of Komatsu, except for the OPE business, remains as a continuing operation, and income from this continuing operation before income taxes is presented as one line, “income from continuing operations,” in the consolidated statement of income.

2.	In accordance with the above-mentioned Standards No. 144, income and expenses from the sale of the OPE business of Komatsu Zenoah are presented as one line, “income from discontinued operation,” in the consolidated statement of income.

Consolidated net sales reached JPY2,243 billion. In the construction and mining equipment segment, Komatsu boosted sales by steadily capitalizing on expanded demand against the backdrop of thriving resource development around the world and infrastructure development particularly in emerging powers. Komatsu also expanded sales of forklift trucks and industrial machinery, reflecting buoyant capital investments in Japan and overseas.

Operating income for the year increased to JPY332.8 billion, and operating income ratio improved 1.9 percentage points over the previous business year, to 14.8%. Operating income improved 36.0% due not only to expanded sales, centering on construction and mining equipment, but also to the successful realization of prices for construction and mining equipment in Japan and overseas. Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies reached JPY322.2 billion. Net income for the year, the sum of income from continuing and discontinued operations, advanced to JPY208.7 billion.

Results by operation are summarized below.

Sales by Operation

Division	139th Business Year		Changes (2008/2007)
Construction and Mining Equipment	JPY	1,897.6 billion	+21.0%
Industrial Machinery, Vehicles and Others*	JPY	345.4 billion	+6.1%
Total	JPY	2,243.0 billion	+18.5%

Note:	While Komatsu had disclosed the three segments of “Construction and Mining Equipment,” “Industrial Machinery, Vehicles and Others,” and “Electronics” through the previous business year, Komatsu has included “Electronics” in the “Industrial Machinery, Vehicles and Others” segment in line with a structural change of its operations, starting in the business year ended March 31, 2008. As a result, Komatsu discloses the two segments of “Construction and Mining Equipment” and “Industrial Machinery, Vehicles and Others.”

1) Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the business year under review increased by 21.0% over the previous year, to JPY1,897.6 billion. As demand for our equipment continued to expand, we not only introduced and stepped up sales of “DANTOTSU” models, which feature unrivaled performance in fuel consumption and other areas, but also worked to realize higher prices and strengthened our product support capability. In response to thriving demand for our equipment, we further expanded our production capacities, including new facilities for key components in Japan and assembly plants in various areas, particularly in Asia, in concert with supplier partners.

In preparation for further growth in demand, we began construction of new plants: one to produce super-large hydraulic excavators adjacent to the Port of Kanazawa in Ishikawa Prefecture, Japan; one for medium-sized hydraulic excavators, forklift trucks and other equipment in Yaroslavl, northeast of Moscow, Russia; and one for crawlers for construction equipment in Jining, Shandong, China.

<Japan>

While public-sector investments remained slack, demand for equipment renewal supported the Japanese market, reflecting strong exports of used equipment from Japan. However, demand for new equipment declined around the middle of the business year resulting from a drop in housing starts as Building Standard Law of Japan was amended. We worked to expand sales of new equipments, centering on “DANTOTSU” models, realize higher prices, and reinforce the rental and used equipment business. As a result, sales increased by 2.1% from the previous year. As a measure to further build up the rental and used equipment business, we decided to merger the business of Komatsu Rental Japan Ltd. and that of BIGRENTAL Co., Ltd. (hereinafter “BIGRENTAL”) in December, 2007.

<The Americas>

North American demand, which had begun declining since the second half period of 2006, reflecting a drop in U.S. housing starts, remained slack as affected by the economic slowdown which was triggered by the subprime mortgage problem. Meanwhile, Latin American demand continued to increase, particularly on mining equipment. In this environment, we continued our efforts to normalize our distributors’ inventories in North America. In both regions, we worked to reinforce our sales and product support capabilities for the mining industry. We also worked to expand sales of “DANTOTSU” models such as the “D51” medium-sized model bulldozer, which offers unrivaled front visibility for operators, and to strengthen our competitiveness through such measures as price realization. As a result, sales in the Americas remained flat (up 0.2%) from the previous business year.

<Europe & CIS>

European demand expanded, reflecting good market conditions in Germany, the largest market in Europe, and Central and Eastern Europe. In addition to shortening our production lead-time, we focused efforts to accelerate sales of “DANTOTSU” models and realize higher prices through our distributors who are getting better in number and stronger. In CIS, demand sharply expanded for use in infrastructure development in urban areas in addition to use in natural resource and energy developments. Under the leadership of Komatsu CIS LLC, our regional headquarters, we worked to increase the number of distributors and strengthen their capabilities and reinforce our sales and product support capabilities for the mining industry. As a result, sales in Europe & CIS increased by 32.9% over the previous business year.

<China>

In addition to expanded demand for use in infrastructure development nationwide, demand continued to climb supported mainly by exploration of new mines and progress in mechanization. While launching the “PC200” renewed model, which offers better fuel economy, we concerted efforts to sharpen our competitiveness by expanding sales of new equipment based on IT-capitalized information concerning business negotiations and equipment operations, improving operational efficiency of sales and production and reinforcing our capability to manage customers’ equipment. As a result, sales in China advanced by 62.3% over the previous business year.

<Asia & Oceania>

In Indonesia, the largest market of Southeast Asia, demand continued to expand in civil engineering, agricultural and forestry sectors, in addition to surging demand for mining equipment. In India, demand for equipment advanced steadily for uses in infrastructure development and mining, driven by its powerful economic growth. In Oceania, demand was strong, particularly on mining equipment. In this environment, we focused our efforts on expanding production capacity and sales and product support capabilities for the mining industry. As a result, sales in Asia & Oceania increased by 37.8% over the previous business year.

<Middle East & Africa>

Against the backdrop of skyrocketing prices of crude oil and other commodities, demand remained strong in infrastructure development in the Middle East and resource and infrastructure developments in Africa. In this environment, we concerted efforts to strengthen our aggressive sales and product support capabilities by teaming up with our distributors. As a result, sales in the Middle East & Africa increased by 42.6% over the previous business year.

2) Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased by 6.1% over the previous business year, to JPY345.4 billion for the business year under review. Reflecting strong capital investments in Japan and overseas, the forklift truck business of Komatsu Utility and the industrial machinery business continued to improve sales.

In the forklift truck business, Komatsu Utility worked to expand sales of new models and strengthen its sales and service capabilities, mainly in Greater Asia market, which includes that of Asia, CIS and the Middle East. Komatsu Utility also concerted efforts to step up sales of electric forklift trucks in Japan, including the market introduction of the industry’s first hybrid electric forklift truck.

Our industrial machinery business effectively took advantage of capital investments particularly on the automobile industry in Japan and overseas, enjoying good sales of large presses, sheet metal and press machines of Komatsu Industries Corporation, and machine tools of Komatsu Machinery Corporation.

To further reinforce the industrial machinery sector, the Company had acquired 29.3% of the shares of NIPPEI TOYAMA Corporation (hereinafter “NIPPEI TOYAMA”) back in December, 2006. In January, 2008, to generate more synergy, the Company launched the takeover bid to obtain all issued shares of NIPPEI TOYAMA, resulting in an equity-holding ratio of 93.7%. The Company plans to make NIPPEI TOYAMA a wholly-owned subsidiary through share exchange in August, 2008.

[Operations and Business Results of the Company]

On a non-consolidated basis, export sales of construction and mining equipment continued to grow and sales of large presses expanded, marking the fifth consecutive business year of growth in both sales and profits and record-high sales and profits. Non-consolidated results are as follows.

	139th Business Year		Changes (2008/2007)
Net sales	JPY	926.7 billion	+22.2%
Ordinary profit	JPY	135.5 billion	+38.1%
Net income	JPY	96.8 billion	+16.9%

Sales by Operation

Division	139th Business Year		Changes (2008/2007)
Construction and Mining Equipment	JPY	850.5 billion	+22.4%
Industrial Machinery, Vehicles and Others	JPY	76.1 billion	+19.4%
Total	JPY	926.7 billion	+22.2%

(2) Capital Investment

Total capital investment during the business year under review, on a consolidated basis, amounted to JPY 145.7 billion, an increase of JPY 16.0 billion compared with the previous business year.

1) Breakdown by Division

Division	139th Business Year
Construction and Mining Equipment	JPY	133.3 billion
Industrial Machinery, Vehicles and Others*	JPY	12.3 billion
Total	JPY	145.7 billion

Note:	While Komatsu had disclosed the three segments of “Construction and Mining Equipment,” “Industrial Machinery, Vehicles and Others,” and “Electronics” through the previous business year, Komatsu has included “Electronics” in the “Industrial Machinery, Vehicles and Others” segment in line with a structural change of its operations, starting in the business year ended March 31, 2008. As a result, Komatsu discloses the two segments of “Construction and Mining Equipment” and “Industrial Machinery, Vehicles and Others.”

2) Main Facilities Completed in the Business Year Under Review

Division	Main facilities
Construction and Mining Equipment

Additional establishment of a plant for major component manufacturing facilities at Awazu Plant of the Company

- Products: Transmission components and others

- Location: Komatsu City, Ishikawa Prefecture

Additional establishment of a plant for major component manufacturing facilities at Oyama Plant of the Company - Products: Engines, hydraulic equipment - Location: Oyama City, Tochigi Prefecture

3) New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Business Year Under Review

Division	Main facilities
Construction and Mining Equipment	New establishment of Kanazawa Plant No.2 of the Company - Products: Super-large hydraulic excavators - Location: Kanazawa City, Ishikawa Prefecture
Additional establishment of a plant for major component manufacturing facilities of Komatsu Castex Ltd. - Products: Cylinder block and others - Location: Himi City, Toyama Prefecture
Incorporation of Komatsu Undercarriage China Corp. - Products: Crawler components of construction equipment - Location: Jining City, Shandong Province, China
Incorporation of Komatsu Manufacturing Rus LLC - Products: Medium-sized hydraulic excavators and others - Location: Yaroslavl, Russia

(3) Fund Procurement

To appropriate funds to redeem a bond, the Company issued its fourth unsecured bond for JPY20 billion. To appropriate working capital as well as funds for investment and loans, Komatsu also issued Euro Medium-Term Notes and obtained long-term loans. Furthermore, Komatsu increased borrowings, reflecting new additions to its consolidated accounting, including NIPPEI TOYAMA. As a result, the balance of debt totaled JPY452.0 billion (increase of JPY103.0 billion from the previous business year-end) and net debt-to-equity ratio* was 0.39 at the end of this business year.

*	Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits) / shareholders’ equity

(4) Tasks Facing Komatsu

In the construction and mining equipment business, there are some factors of concern such as an increase in prices of raw materials in addition to slack demand for construction equipment in the United States. However, we anticipate that thriving demand for construction and mining equipment should remain at a high note, particularly in emerging powers. In the industrial machinery, vehicles and others business, we also anticipate that demand should continue to expand against the backdrop of buoyant capital investments, especially in emerging powers.

We, Komatsu define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we have set the following two management goals:

-	To maintain our top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in Greater Asia.

-	To continue management, while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To achieve these goals above, we will promote the following three matters as Komatsu’s permanent ongoing tasks: (i) thorough measures for compliance, safety and environmental conservation, (ii) dissemination of the “KOMATSU Way” and global human resource development, and (iii) brand management activities (brand equity enhancement), which we are introducing for the first time starting in the current business year.

Furthermore, we are continuing our efforts on the following seven activities of importance for “Global Teamwork for 15,” our mid-range management plan, the goal of which is set for the year ending March 31, 2010. We are determined to produce achievements as follows:

(i)	Development of “DANTOTSU” Products

We are promoting the development of “DANTOTSU” products by taking advantage of the Komatsu group-wide strengths, such as in-house capabilities to develop and produce key components including engines and hydraulic units which enable a substantial reduction of fuel consumption, IT applications as represented by “KOMTRAX” (Komatsu Machine Tracking System), and an autonomous haulage system for super-large dump trucks.

(ii)	Further Enhancement of Market Position in Greater Asia

We are going to further enhance Komatsu’s market position in Greater Asia especially by leading our competitors in product launchings, expanding local production, and further reinforcing sales and product support capabilities.

(iii)	Business Expansion in the Entire Value Chain*

In addition to expanding our parts business, we are working to expand businesses in the entire value chain. Specifically, we are also going to expand peripheral businesses in relation to construction and mining equipment, such as the businesses regarding (a) services and Reman (component remanufacturing), (b) retail finance, (c) rental and used equipment, (d) working gears (attachments) and forest machines by capitalizing on the Komatsu group-wide areas of original technological edge and facilitating collaboration among different business operations.

*	Values generated by business activities of Komatsu with its partners, i.e., distributors and suppliers, and customers.

(iv)	Establishment of Flexible Manufacturing Operations

By taking effective advantage of global sales, production, procurement and other operations, we are going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations. We are also going to share market information among distributors, plants and suppliers. In the short term, we are going to accurately incorporate such information into production, sales and inventory planning. In the medium term, we will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.

(v)	Expansion of the Utility Equipment Business

We are working further to generate synergy in production and development of forklift trucks and compact-construction equipment in order to enhance product competitiveness. We are also working to improve our position in the utility equipment industry and improve earnings by doubling our efforts in Greater Asia.

(vi)	Reinforcement of Industrial Machinery Business

We are working to further expand our industrial machinery business by generating more synergy with NIPPEI TOYAMA as a new member of Komatsu and by strengthening business, particularly in Greater Asia.

(vii)	Reduction of Fixed Costs

We have been working to reduce fixed costs since the commencement of the first-stage Reform of Business Structure project. We are working to further cut down our fixed costs by applying IT to improve operations.

Komatsu is strengthening its corporate governance to ensure sound and transparent management, while working to improve management efficiency. In addition to ensuring thorough compliance, all employees of Komatsu will share the “KOMATSU Way”. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Centered on the “Spirit of Manufacturers” dedication, direction of Komatsu remains crystal clear. “We provide the products (both hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of Komatsu in Japan and abroad are determined to fulfill this commitment with self confidence and a sense of mission by converging their talents and knowledge.

(5) Financial Position and Profit/Loss Trends

1) Financial Position and Profit/Loss Trends of Komatsu

	(JPY billion)
	136th Business Year (April 2004 - March 2005)	137th Business Year (April 2005 - March 2006)	138th Business Year (April 2006 - March 2007)	139th Business Year (April 2007 - March 2008)
Net sales	1,356.0	1,612.1	1,893.3	2,243.0
Operating income	95.8	163.4	244.7	332.8
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	91.8	155.7	236.4	322.2
Net income	59.0	114.2	164.6	208.7
Net income per share (JPY)	59.51	115.13	165.70	209.87
ROE	13.1%	20.8%	23.5%	25.1%
ROA (income from continuing operations on total assets)	6.6%	10.0%	13.5%	16.3%
Total assets	1,449.0	1,652.1	1,843.9	2,105.1
Shareholders’ equity	477.1	622.9	776.7	887.1

Note:	In accordance with the SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for net sales, operating income, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and ROA are reclassified, and presented concerning businesses that were discontinued.

2) Financial Position and Profit/Loss Trends of the Company

	(JPY billion)
	136th Business Year (April 2004 - March 2005)	137th Business Year (April 2005 - March 2006)	138th Business Year (April 2006 - March 2007)	139th Business Year (April 2007 - March 2008)
Net sales	523.5	627.3	758.5	926.7
Operating income	30.0	56.8	90.4	127.1
Ordinary profit	33.4	60.6	98.1	135.5
Net income	17.0	32.6	82.8	96.8
Net income per share (JPY)	16.91	32.53	83.34	97.28
Total assets	777.2	859.9	974.8	1,047.0
Net assets	473.6	511.2	576.1	622.3

Note:	Net income per share in “1) Financial Position and Profit/Loss Trends of Komatsu” and “2) Financial Position and Profit/Loss Trends of the Company” above are calculated on the basis of the average number of shares issued for the business year deducting therefrom the average number of treasury shares.

(6) Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights

Issuing Company	Month/Year	Details
Fuji Technica Inc.	December 2007	643,000 ordinary shares
NIPPEI TOYAMA Corporation	March 2008	32,594,000 ordinary shares

(7) Status of Principal Subsidiaries

1) Principal Subsidiaries (As of March 31, 2008)

Name	Capital		Equity Ratio (%)	Main Businesses
Komatsu Utility Co., Ltd.	JPY	13,033 mil	100.0	Manufacture and sale of industrial vehicles and construction equipment
Komatsu Castex Ltd.	JPY	4,979 mil	100.0	Manufacture and sale of steel castings and iron castings
Komatsu Tokyo Ltd.	JPY	950 mil	100.0	Sale and repair of construction equipment
Komatsu Kinki Ltd.	JPY	1,700 mil	100.0	Sale and repair of construction equipment
Komatsu Nishinihon Ltd.	JPY	200 mil	100.0	Sale and repair of construction equipment
Komatsu Used Equipment Corp.	JPY	290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Japan Ltd.	JPY	1,034 mil	100.0	Rental of construction equipment
BIGRENTAL Co., Ltd.	JPY	1,000 mil	57.9	Rental of construction equipment
Komatsu Industries Corporation	JPY	990 mil	100.0	Manufacture and sale of presses and sheet metal machines
Komatsu Machinery Corporation	JPY	600 mil	100.0	Manufacture and sale of machine tools and semiconductor material processing equipment
NIPPEI TOYAMA Corporation	JPY	6,014 mil	93.7	Manufacture and sale of machine tools and industrial machinery
Komatsu Logistics Corp.	JPY	1,080 mil	100.0	Packing, baling, transportation, warehousing and port-and-harbor services

Name	Capital		Equity Ratio (%)	Main Businesses
Komatsu America Corp.	USD	1,027 mil	100.0	Manufacture and sale of construction and mining equipment and supervision of operations in the Americas
Komatsu Latin-America Corp.	USD	18 mil	*100.0	Sale of construction and mining equipment
Komatsu do Brasil Ltda.	BRL	55 mil	*100.0	Manufacture and sale of steel castings and iron castings
Komatsu Cummins Chile Ltda.	USD	13 mil	*81.8	Sale of construction and mining equipment
Komatsu Financial Limited Partnership		—	*100.0	Retail financing of construction and mining equipment
Komatsu Europe International N.V.	EUR	45 mil	100.0	Sale of construction and mining equipment and supervision of operations in Europe
Komatsu UK Ltd.	GBP	23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	EUR	19 mil	*100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Deutschland GmbH	EUR	6 mil	*100.0	Sale of construction equipment
Komatsu France S.A.	EUR	5 mil	*100.0	Sale of construction equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	*100.0	Manufacture and sale of construction equipment
Komatsu Italia S.p.A.	EUR	4 mil	*100.0	Sale of construction equipment
Komatsu Forest, AB	SEK	397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	RUB	114 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	EUR	40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	ZAR	1,000	80.0	Sale of construction and mining equipment
Komatsu Asia & Pacific Pte Ltd.	SGD	28 mil	100.0	Sale of construction/mining equipment and industrial machines and supervision of operations in Asian Pacific
P.T. Komatsu Indonesia	IDR	192,780 mil	94.9	Manufacture and sale of construction /mining equipment, steel castings and iron castings
Bangkok Komatsu Co., Ltd.	THB	620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Australia Pty. Ltd.	AUD	21 mil	*60.0	Sale of construction and mining equipment
Komatsu (China) Ltd.	USD	34 mil	100.0	Sale of construction and mining equipment and supervision of operations in China
Komatsu (Changzhou) Construction Machinery Corp.	USD	21 mil	*85.0	Manufacture of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	USD	21 mil	*60.0	Manufacture of construction equipment

Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.
2.	Komatsu Utility Co., Ltd. is the company that changed its name from Komatsu Forklift Co., Ltd., the surviving company of a merger with Komatsu Zenoah Co. in April, 2007.
3.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital, amounts to USD 369 million.
4.	The number of consolidated subsidiaries of the Company, including those listed above, is 165, and the number of affiliated companies accounted for by the equity method is 43.

2) Others (update on important combination)

i)	In April 2007, Komatsu Zenoah had its subsidiary Zenoah Co. take over its OPE business thorough the absorption-type company split. In the same month, Komatsu Utility, merged with Komatsu Zenoah and transferred all shares of Zenoah Co. to HUSQVARNA JAPAN LTD. (currently Husqvarna Zenoah Co., Ltd.).

ii)	The Company accepted in a simple absorption-type company split the hydraulic equipment business of Komatsu Zenoah in April 2007.

iii)	The Company acquired 57.9% of shares issued and outstanding of BIGRENTAL in February 2008, resulting in making that company the subsidiary of the Company. Furthermore, Komatsu Rental Japan Ltd. made BIGRENTAL a wholly-owned subsidiary through share exchange in April 2008.

iv)	The Company launched the takeover bid to obtain the ordinary shares of NIPPEI TOYAMA stock from January to March 2008, and acquired 93.7% of NIPPEI TOYAMA’s total number of shares issued. As a result, NIPPEI TOYAMA newly became a subsidiary of the Company. Subsequently, the Company concluded a share exchange agreement with NIPPEI TOYAMA in April 2008. In accordance with the agreement, the share exchange will be implemented in August 2008 and NIPPEI TOYAMA eventually will be a wholly-owned subsidiary of the Company.

(8) Major Lines of Business (As of March 31, 2008)

Division	Principal Products and Businesses
Construction and Mining Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders
	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers
	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
	Forestry Equipment	Harvesters, forwarders and feller bunchers
	Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles)
	Recycling Equipment	Mobile debris crushers (Garapagos), mobile soil recyclers (Reterra) and mobile tub grinders (Refore)
	Other Equipment	Railroad maintenance equipment
	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
	Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses
	Sheet-Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears
	Machine Tools	Transfer machines, machining centers, crank shaft millers and grinding machines
	Industrial Vehicles and Logistics	Forklift trucks, packing and transport
	Defense Systems	Ammunition and armored personnel carriers
	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
	Others	Commercial-use prefabricated structures

(9) Principal Offices and Plants (As of March 31, 2008)

1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa Pref.)

Plants	Awazu Plant (Komatsu City, Ishikawa Pref.), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo Pref.), Mooka Plant (Mooka City, Tochigi Pref.), Ibaraki Plant (Hitachinaka City, Ibaraki Pref.), Oyama Plant (Oyama City, Tochigi Pref.), Koriyama Plant (Koriyama City, Fukushima Pref.), Komatsu Plant (Komatsu City, Ishikawa Pref.), Kanazawa Plant (Kanazawa City, Ishikawa Pref.)

2) Principal Subsidiaries

Name	Office/Plant
Komatsu Utility Co., Ltd.	Head Office (Minato-ku, Tokyo), Plants (Oyama City, Tochigi Pref.; Kawagoe City, Saitama Pref.)
Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama Pref.)
Komatsu Tokyo Ltd.	Head Office (Sagamihara City, Kanagawa Pref.)
Komatsu Kinki Ltd.	Head Office (Toyonaka City, Osaka)
Komatsu Nishinihon Ltd.	Head Office (Kurume City, Fukuoka Pref.)
Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa Pref.)
Komatsu Rental Japan Ltd.	Head Office (Yokohama City, Kanagawa Pref.)
BIGRENTAL Co., Ltd.	Head Office (Koriyama City, Fukushima Pref.)
Komatsu Industries Corporation	Head Office (Komatsu City, Ishikawa Pref.)
Komatsu Machinery Corporation	Head Office /Plant (Komatsu City, Ishikawa Pref.)
NIPPEI TOYAMA Corporation	Head Office (Shinagawa-ku, Tokyo), Plants (Nanto City, Toyama Pref.)
Komatsu Logistics Corp.	Head Office (Kawasaki City, Kanagawa Pref.)
Komatsu America Corp.	Head Office (Rolling Meadows, Illinois, USA), Plants (Chattanooga, Tennessee, Peoria, Illinois, New Berry, South Carolina, USA, Candiac, Quebec, Canada)
Komatsu Latin-America Corp.	Head Office (Miami, Florida, USA)
Komatsu do Brasil Ltda.	Head Office /Plant (Suzano, São Paulo, Brazil)
Komatsu Cummins Chile Ltda.	Head Office (San Tiago, Chile)
Komatsu Financial Partnership	Head Office (Rolling Meadows, Illinois, USA)
Komatsu Europe International N.V.	Head Office (Vilvoorde, Belgium)
Komatsu UK Ltd.	Head Office /Plant (Birtley, UK)
Komatsu Hanomag GmbH	Head Office /Plant (Hannover, Germany)
Komatsu Mining Germany GmbH	Head Office /Plant (Dusseldorf, Germany)
Komatsu Deutschland GmbH	Head Office (Hannover, Germany)
Komatsu France S.A.	Head Office (Aubergenville, France)
Komatsu Utility Europe S.p.A.	Head Office /Plant (Este, Italy)
Komatsu Italia S.p.A.	Head Office (Noventa, Italy)
Komatsu Forest, AB	Head Office /Plant (Umeå, Sweden)
Komatsu CIS LLC	Head Office (Moscow, Russia)
Komatsu Financial Europe N.V.	Head Office (Vilvoorde, Belgium)
Komatsu Southern Africa (Pty) Ltd.	Head Office (Isando, South Africa)
Komatsu Asia & Pacific Pte Ltd.	Head Office (Singapore)
P.T. Komatsu Indonesia	Head Office /Plant (Jakarta, Indonesia)
Bangkok Komatsu Co., Ltd.	Head Office /Plant (Chonburi, Thailand)
Komatsu Australia Pty. Ltd.	Head Office (North Ride, New South Wales, Australia)
Komatsu (China) Ltd.	Head Office (Shanghai, China)
Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (Changzhou, Jiangsu, China)
Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (Jining, Shandong, China)

(10) Employees (As of March 31, 2008)

1) Employees of Komatsu

Division	Number of Employees
Construction and Mining Equipment	30,171
Industrial Machinery, Vehicles and Others	8,629
Others	467
Total	39,267

Notes:

1.	Number of employees increased by 5,404 from the end of the previous business year. The principal reasons for the increase in the business year under review are consolidations of NIPPEI TOYAMA and its subsidiaries, BIGRENTAL and other companies as the Company’s subsidiaries, and workforce enhancements domestically and overseas corresponding to increases in production and sales.
2.	“Others” includes the number of administrative employees that cannot be classified into the above two (2) business divisions.

2) Employees of the Company

Number of Employees	Increase (Decrease) Over Previous Business Year-End	Average Age	Average Years of Services
6,873	642	39.9	17.7

Notes:

1.	Number of employees of the Company is included in the number of employees of Komatsu in 1) above.
2.	The principal reason for the increase of employees in the business year under review is workforce enhancements corresponding to increases in production.

(11) Major Borrowing (As of March 31, 2008)

Name of Lenders	Balance of Loans (JPY billion)
Sumitomo Mitsui Banking Corporation	49.4
Mizuho Corporate Bank, Ltd.	24.9
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	23.5
The Hokkoku Bank, Ltd.	16.8
Taiyo Life Insurance Company	12.7

2. Shares of the Company (As of March 31, 2008)

(1) Number of shares authorized to be issued: 3,955,000,000 shares

(2) Total number of shares issued and outstanding: 995,638,879 shares (excluding 3,105,181 treasury shares)

(3) Number of shareholders: 206,985

(4) Major shareholders (top ten)

Name of Shareholders	Status of Investment by the Shareholder in the Company
	Number of Shares held (thousand shares)	Equity Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	68,240	6.8
The Master Trust Bank of Japan, Ltd. (Trust Account)	65,591	6.5
Taiyo Life Insurance Company	47,164	4.7
Nippon Life Insurance Company	33,283	3.3
State Street Bank and Trust Company	32,423	3.2
NATS CUMCO	18,172	1.8
Sumitomo Mitsui Banking Corporation	17,835	1.7
State Street Bank and Trust Company 505103	16,503	1.6
NIPPONKOA Insurance Co., Ltd.	13,962	1.4
Trust & Custody Services Bank, Ltd. (Trust Account Y)	11,875	1.1

Note:	Equity ratio is calculated by subtracting treasury shares.

3. Matters Regarding Stock Acquisition Rights of the Company etc.

(1) Outline of Contents of Stock Acquisition Rights Held by Directors of the Company, Which Were Granted as Remuneration for Their Execution of Duties

(As of March 31, 2008)

1) Type of shares subject to Stock Acquisition Rights

    Ordinary shares

2) Total of holdings by classification

Classification	Issue date (Period for exercise of Stock Acquisition Rights)	Number of Stock Acquisition Rights owned	Number of shares subject to Stock Acquisition Rights (Number of shares per Stock Acquisition Rights)		Paid-in amount per Stock Acquisition Rights		Exercise price per Stock Acquisition Rights		Number of holders of Stock Acquisition Rights
Director (excluding Outside Director)	August 1, 2006 (From August 1, 2007 to July 31, 2014)	182	182,000 shares (1,000 shares	)	JPY	801,000	JPY	2,325,000	5
	September 3, 2007 (From September 3, 2008 to August 31, 2015)	206	206,000 shares (1,000 shares	)	JPY	1,266,000	JPY	3,661,000	7
Outside Director	August 1, 2006 (From August 1, 2007 to July 31, 2014)	48	48,000 shares (1,000 shares	)	JPY	801,000	JPY	2,325,000	3
	September 3, 2007 (From September 3, 2008 to August 31, 2015)	33	33,000 shares (1,000 shares	)	JPY	1,266,000	JPY	3,661,000	3

Note:	“Exercise price” means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

3) Major conditions for exercise of Stock Acquisition Rights

i)	Major conditions for exercise of Stock Acquisition Rights issued on August 1, 2006

-	Any person granted Stock Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Stock Acquisition Rights (hereinafter “the Agreement”) even after the person loses his or her status as of the allocation of the Stock Acquisition Rights (Director of the Company).

-	When a grantee is deceased, his or her heir may exercise the rights in accordance with the terms and conditions of the Agreement.

ii)	Major conditions for exercise of Stock Acquisition Rights issued on September 3, 2007

If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the Grantees of the Stock Acquisition Rights.

(2) Outline of Contents of Stock Acquisition Rights Issued During the Business Year to Employees of the Company and Directors of the Subsidiaries of the Company as Remuneration for Their Execution of Duties

Issue date	September 3, 2007

Period for exercise of Stock Acquisition Rights	From September 1, 2008 to August 31, 2015

Number of grantees

54 in total

Of the total, 39 are employees of the Company (excluding those who concurrently serve as Director of the Company) and 15 are Representative Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Number of Stock Acquisition Rights issued

323 in total

Of the total, 255 are granted to employees of the Company (excluding those who concurrently serve as Director of the Company) and 68 are granted to Representative Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Type of shares subject to Stock Acquisition Rights	Ordinary shares

Number of shares subject to Stock Acquisition Rights	323,000 shares (1,000 shares per Stock Acquisition Right)

Paid-in amount per Stock Acquisition Right	Stock Acquisition Rights are issued gratis.

Exercise price per Stock Acquisition Right	JPY 3,661,000

Major conditions for exercise of Stock Acquisition Rights	If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor, or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the Grantees of the Stock Acquisition Rights

Note:	“Exercise price” means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

(3) Other Significant Matters Regarding Stock Acquisition Rights etc. (As of March 31, 2008)

	Type of shares subject to Stock Acquisition Rights	Number of Stock AcquisitionRights owned	Number of shares subject to Stock Acquisition Rights
1) Stock options through Stock Acquisition Rights under the former Commercial Code	Ordinary shares	1,595	1,595,000 shares
2) Stock options through Stock Acquisition Rights under the Corporation Act	Ordinary shares	1,249	1,249,000 shares

Note:	“2) Stock options through Stock Acquisition Rights under the Corporation Act” include Stock Acquisition Rights in the “(1) Outline of Contents of Stock Acquisition Rights Held by Directors of the Company, Which Were Granted as Remuneration for Their Execution of Duties” and “(2) Outline of Contents of Stock Acquisition Rights Issued During the Business Year to Employees of the Company and Directors of the Subsidiaries as Remuneration for Their Execution of Duties.”

4. Directors and Corporate Auditors of the Company

(1) Names etc. of Directors and Corporate Auditors

(As of March 31, 2008)

Position	Name	In charge at the Company	Representative Positions in other companies
Chairman of the Board and Representative Director	Masahiro Sakane	—	—
President and Representative Director, and Chief Executive Officer	Kunio Noji	—	—
Director and Senior Executive Officer	Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division	—
Director and Senior Executive Officer	Yasuo Suzuki	General Manager of Corporate Planning Division Supervising Structural Reorganization, External Corporate Affairs, Environment, Compliance, Legal Affairs, CSR, Human Resources and Industrial Machinery Business In charge of Ishikawa Prefecture Area	—
Director and Senior Executive Officer	Masahiro Yoneyama	Representative of All China Operations	Chairman of Komatsu (China) Ltd.
Director and Senior Executive Officer	Susumu Isoda	—	President and Representative Director of Komatsu Utility Co., Ltd.
Director and Senior Executive Officer	Kenji Kinoshita	Chief Financial Officer Supervising Audit, Corporate Communications and Investor Relations	—
Director	Toshio Morikawa	—	Advisor of Sumitomo Mitsui Banking Corporation
Director	Hajime Sasaki	—	Chairman of the Board (Representative Director) of NEC Corporation Chairman of the Japanese Standards Association
Director	Morio Ikeda	—	Advisor of Shiseido Company, Limited Chairman of the Board of Trustees of Toyo Eiwa Jogakuin
Standing Corporate Auditor	Makoto Nakamura	—	—
Standing Corporate Auditor	Masafumi Kanemoto	—	—
Corporate Auditor	Takaharu Dohi	—	Attorney at law
Corporate Auditor	Makoto Okitsu	—	Chairman and Director of Teijin Limited
Corporate Auditor	Hiroyuki Kamano	—	Partner (Attorney at law) of Kamano Sogo Law Offices

Notes:

1.	Directors Toshio Morikawa, Hajime Sasaki and Morio Ikeda are Outside Directors.
2.	Corporate Auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano are Outside Corporate Auditors.
3.	Standing Corporate Auditor Masafumi Kanemoto has long engaged in accounting-related duties at the Company, and has considerably profound knowledge concerning financial affairs and accounting.
4.	Important positions concurrently held by Outside Directors and Outside Corporate Auditors, other than those mentioned above, are listed in “(3) Outside Directors and Outside Corporate Auditors” on page 22.
5.	The Company has introduced the Executive Officer system.

(2) Remuneration for Directors and Corporate Auditors

Classification	Number of persons paid	Amount of remuneration paid		Reference
Director	10	JPY	1,041 million	Including bonuses and stock options
Corporate Auditor	5	JPY	92 million	—
Total	15	JPY	1,133 million	—
Notes: 1. Of the above-mentioned “Amount of remuneration paid” to Directors and Corporate Auditors, the amounts of remuneration paid to Outside Directors and Outside Corporate Auditors are as follows.
Classification	Number of persons paid	Amount of remuneration paid		Reference
Outside Director	3	JPY	91 million	Including bonuses and stock options
Outside Corporate Auditor	3	JPY	27 million	—
Total	6	JPY	118 million	—

2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock options) shall not exceed JPY 60 million (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million. It was also resolved at the 138th Ordinary General Meeting of Shareholders, held in June 2007, that the maximum amount of remuneration concerning stock options as remuneration to Directors shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration or other payment to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.

3.	The above-mentioned “Amount of remuneration paid” to Directors and Corporate Auditors includes the following:
1)	Bonuses for Directors (Total amount to be paid, which is planned to be resolved in Agenda Item 4 “Payment of Bonuses to Directors” at the 139th Ordinary General Meeting of Shareholders”)
Ten (10) Directors: JPY 371 million (of which, JPY 9 million is for three (3) Outside Directors)
2)	Stock options (amount posted as remuneration in the business year)
Ten (10) Directors: JPY 303 million (of which, JPY 42 million is for three (3) Outside Directors)

4.	The Company does not grant bonuses and stock options to Corporate Auditors.

5.	The portions of salaries of employees for Directors concurrently serving as employees are not paid.

(3) Outside Directors and Outside Corporate Auditors (As of March 31, 2008)

1) Executive Directorship and Other Positions Held in Other Companies

Classification	Name	Name of company where positions are held concurrently	Positions held concurrently	Relationship
Outside Director	Toshio Morikawa	—	—	—
	Hajime Sasaki	NEC Corporation	Chairman of the Board (Representative Director)	—
Outside Corporate Auditor	Morio Ikeda	—	—	—
	Takaharu Dohi	—	—	—
	Makoto Okitsu	—	—	—
	Hiroyuki Kamano	—	—	—

2) Positions of Outside Directors Concurrently Held in Other Companies

Classification	Name	Name of company where positions are held concurrently	Positions held concurrently
Outside Director	Toshio Morikawa	NEC Corporation The Royal Hotel, Limited. Taisho Pharmaceutical Co., Ltd.	Outside Director Outside Director Outside Director
	Hajime Sasaki	Teijin Limited	Outside Director
	Morio Ikeda	—	—
Outside Corporate Auditor	Takaharu Dohi	Sekisui House, Ltd. Hankyu Hanshin Holdings, Inc. The Kansai Electric Power Co., Inc. Urban Corporation	Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor Outside Director
	Makoto Okitsu	—	—
	Hiroyuki Kamano	—	—

3) Major Activities in the Business Year

i) Outside Directors

Name	Attendance to the meetings of the Board of Directors	Details of major activities
Toshio Morikawa	Attended 14 meetings of the 15 meetings held	Having served as Representative Director of The Sumitomo Bank Ltd., (now Sumitomo Mitsui Banking Corporation) and as Outside Director of various other companies, Toshio Morikawa speaks at need about proposals and deliberations at the Board of Directors based on his rich experience in the business world.

Hajime Sasaki	Attended 12 meetings of the 15 meetings held	Serving as Representative Director of NEC Corporation, Hajime Sasaki speaks at need about proposals and deliberations at the Board of Directors based on his rich experience in the business world.

Morio Ikeda	Attended 15 meetings of the 15 meetings held	Having served as Representative Director of Shiseido Company Limited, Morio Ikeda speaks at need about proposals and deliberations at the Board of Directors based on his rich experience in the business world.

ii) Outside Corporate Auditors

Name	Attendance to meetings		Details of major activities
	Board of Directors	Board of Corporate Auditors
Takaharu Dohi	Attended 12 meetings of the 15 meetings held	Attended 12 meetings of the 15 meetings held	From his professional standpoint based on his rich experience in the legal profession Takaharu Dohi speaks at need about the risk management and the compliance system of Komatsu and other issues at the Board of Corporate Auditors and the Board of Directors.

Makoto Okitsu	Attended 13 meetings of the 15 meetings held	Attended 13 meetings of the 15 meetings held	Having served as Representative Director of Teijin Limited, Makoto Okitsu speaks at need about the corporate governance and other issues at the Board of Corporate Auditors and the Board of Directors based on his rich experience in the business world.

Hiroyuki Kamano	Attended 11 meetings of the 11 meetings held	Attended 11 meetings of the 11 meetings held	From his professional standpoint based on his rich experience as an international lawyer, Hiroyuki Kamano speaks at need about the global businesses and other issues at the Board of Corporate Auditors and the Board of Directors.

Note:	The numbers of meetings of the Board of Directors and the Board of Corporate Auditors to which Outside Corporate Auditor Hiroyuki Kamano attended differ from those of other Outside Corporate Auditors, since he was appointed at the 138th Ordinary General Meeting of Shareholders held in June 2007.

5. Status of Accounting Auditors

(1) Name of Accounting Auditor

KPMG AZSA & Co.

(2) Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Business Year:	JPY	376 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY	641 million

Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) includes the sum of the amount of remuneration for auditing services in accordance with the Corporation Act and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.
2.	Among principal subsidiaries of the Company, twenty-five (25) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.

(3) Details of Non-Auditing Services

The Company pays the remuneration to the Accounting Auditor for services principally regarding issuance of bonds other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.

(4) Policy on Decision to Discharge or Not to Reappoint Accounting Auditors

When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Corporation Act, the Board of Corporate Auditors shall discharge the Accounting Auditors based on the consent of all Corporate Auditors.

When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Corporation Act, Directors shall submit to a general meeting of shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

6. Systems for Ensuring That the Execution of Duties by Directors Complies With Laws and Regulations, and the Company’s Articles of Incorporation, and Other Systems for Ensuring the Properness of Operation

The Company resolved in April 2008 to add the basic policy pertaining to the elimination of antisocial forces to “the development of systems for ensuring that the execution of duties by Directors complies with laws and regulations and the Company’s Articles of Incorporation, and other systems necessary for ensuring the properness of operations of a Stock Company” (basic policies on Internal Control Systems), which were resolved at the meeting of the Board of Directors in May 2006.

(1) Basic Policy on Internal Control

The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.

To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Corporate Auditors, while limiting the number of the Board members small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.

(2) Systems for Retention and Management of Information Related to Directors’ Execution of Duties

The Company shall safeguard and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and Company’s regulations and rules.

(3) Rules and Other Systems for Risk Management

While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, in particular, environment, product quality, accidents, information security and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.

i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks, for which the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.

iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.

(4) Systems for Ensuring Efficient Execution of Duties by Directors

To ensure the efficient execution of duties by Directors, the Company shall implement the following:

i)	The Board of Directors shall meet every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.

ii)	Together with the introduction of the Executive Officer System, The Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.

iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, each Executive Officer and each senior manager executes his or her duties within the authority delegated by the Board of Directors.

(5) Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation

The Board of Directors makes decisions on important management matters in accordance with the law and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.

The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a framework to ensure thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors and employees.

In addition, the Company has established the internal reporting system where those who are discretely reporting questionable actions in light of the law and business rules will not be penalized.

(6) Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries

i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. Each affiliated company receives prescribed management and support of the department or division of the Company in charge. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each company in Komatsu shall stipulate various regulations for the proper promotion of duties.

ii)	The Company shall assign and dispatch Directors and Corporate Auditors from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.

iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.

iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.

v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company so that it will build its structure in conformity with the Company’s internal control and operate it correctly. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Board of Corporate Auditors as needed.

(7) Employees Assisting Corporate Auditors for Execution of Their Duties, When They Ask for Such Employees

The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Corporate Auditors in their duties, and allocate employees who work as assistants to Corporate Auditors either exclusively or concurrently in another position within the Company.

(8) Matters Regarding the Independence of the Employees Mentioned in Preceding Issue (Assistants to Corporate Auditors) From Directors

i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Corporate Auditor Staff Dept. shall be premised on approval of the Standing Corporate Auditors.

ii)	The employees who exclusively assist the Corporate Auditors are independent of control and command of the Directors, and their performance shall be rated by the Standing Corporate Auditors.

(9) Systems for Directors and Employees Reporting to Corporate Auditors; Systems Relating to Other Reports to Corporate Auditors and Ensuring Effective Audits by Corporate Auditors

i)	In accordance with the law, Corporate Auditors receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.

ii)	In the event that Directors find a serious violation of the law or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Corporate Auditors immediately.

iii)	The Corporate Auditors shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.

iv)	Corporate Auditors may appoint legal counsels and other advisors needed for the execution of their duties.

(10) Basic Policy Pertaining to the Elimination of Antisocial Forces

It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.

i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.

ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other relevant external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.

iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.

END

Consolidated Balance Sheet

(As of March 31, 2008)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	102,010
Time deposits	97
Trade notes and accounts receivable, less allowance for doubtful receivables of JPY 11,470 million	523,624
Inventories	518,441
Deferred income taxes and other current assets	129,505

Total current assets	1,273,677

Long-term trade receivables	89,695

Investments:
Investments in and advances to affiliated companies	22,884
Investment securities	79,479
Other	11,575

Total investments	113,938

Property, plant and equipment, less accumulated depreciation	491,146
Goodwill	31,833
Other intangible assets	61,916
Deferred income taxes and other assets	42,941

Total assets	2,105,146

(JPY million)
Liabilities
Current liabilities:
Short-term debt	108,890
Current maturities of long-term debt	107,928
Trade notes and accounts payable	387,104
Income taxes payable	52,453
Deferred income taxes and other current liabilities	205,157

Total current liabilities	861,532

Long-term liabilities:
Long-term debt	235,277
Liability for pension and retirement benefits	38,910
Deferred income taxes and other liabilities	52,062

Total long-term liabilities	326,249

Minority interests	30,239

Shareholders’ equity
Common stock	67,870
Capital surplus	138,170
Retained earnings:
Appropriated for legal reserve	26,714
Unappropriated	685,986
Accumulated other comprehensive income (loss)	(28,779)
Treasury shares, at cost	(2,835)

Total shareholders’ equity	887,126

Total liabilities, minority interests and shareholders’ equity	2,105,146

Consolidated Statement of Income

(From April 1, 2007 to March 31, 2008)

(JPY million)
Net sales	2,243,023
Cost of sales	1,590,963
Selling, general and administrative expenses	317,474
Other operating income (expenses)	(1,736)

Operating income	332,850

Other income (expenses)
Interest and dividend income	10,265
Interest expense	(16,699)
Other-net	(4,206)

Other income (expenses)	(10,640)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210

Income taxes:
Current	104,142
Deferred	11,652

Income taxes	115,794

Income from continuing operations before minority interests and equity in earnings of affiliated companies	206,416
Minority interests in income of consolidated subsidiaries	(9,435)
Equity in earnings of affiliated companies	6,845

Income from continuing operations	203,826

Income from discontinued operations	4,967

Net income	208,793

Consolidated Statement of Shareholders’ Equity and Retained Earnings

(From April 1, 2007 to March 31, 2008)

(JPY million)
Common stock
Balance, beginning of period	67,870

Balance, end of period	67,870

Capital surplus
Balance, beginning of period	137,155
Sales of treasury shares	417
Issuance and exercise of Stock Acquisition Rights	598

Balance, end of period	138,170

Retained earnings, appropriated for legal reserve
Balance, beginning of period	24,267
Transfer from unappropriated retained earnings	2,447

Balance, end of period	26,714

Unappropriated retained earnings
Balance, beginning of period	517,450
Net income	208,793
Cash dividends paid	(37,810)
Transfer to retained earnings appropriated for legal reserve	(2,447)

Balance, end of period	685,986

Accumulated other comprehensive income (loss)
Balance, beginning of period	33,501
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	(43,661)
Increase (Decrease) in net unrealized holding gains on securities available for sale	(15,071)
Adjustment for the period of pension liability	(3,908)
Increase in net unrealized holding gains (losses) on derivative instruments	360

Balance, end of period	(28,779)

Treasury shares
Balance, beginning of period	(3,526)
Purchase of treasury shares	(340)
Sales of treasury shares	1,031

Balance, end of period	(2,835)

Total shareholders’ equity	887,126

Disclosure of comprehensive income
Net income	208,793
Other comprehensive income, net of tax	(62,280)

Comprehensive income	146,513

Notes to Consolidated Statutory Report

Basis of preparation of Consolidated Statutory Report

Significant Accounting Policies

(1)	Basis of preparation of Consolidated Statutory Report

The Consolidated Statutory Report of Komatsu is prepared in accordance with the stipulations of Article 148, Paragraph 1 of the Corporate Accounting Regulations, and the method of preparation conforms to the standards of accounting generally accepted in the United States in terms of terminology and format (hereinafter “U.S. GAAP”). However, some description and notes under the mandatory requirements of U.S. GAAP are omitted within the scope of stipulations in the said clause.

(2)	Method and basis of valuation of inventories

Inventories are stated at the lower of cost or market. The cost of finished products and work in process are valued by the specific identification method and cost of consumable supplies are mainly stated using the first-in first-out method with certain immaterial amounts using the last-in first-out method. Cost of materials and supplies is stated at average cost.

(3)	Method and basis of valuation of investment securities

Komatsu has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” for the valuation of investment securities.

Available-for-sale securities:

Stated at fair market value based on market prices at the balance sheet date (Unrealized gains and losses are charged, net of applicable income taxes, to shareholders’ equity, and the cost of securities sold is determined using the moving-average method.).

(4)	Depreciation and amortization of fixed assets

Depreciation of property, plant and equipment:

Computed principally using the declining-balance method.

Amortization of intangible assets:

Computed using the straight-line method

Komatsu has applied SFAS No. 142 “Goodwill and Other Intangible Assets.” Goodwill and intangible assets whose useful lives cannot be determined are reviewed for impairment at least annually.

(5)	Allowances

Allowance for doubtful receivables:

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

Liability for pension and retirement benefits:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Postretirement Plans,” to prepare for the payment of retirement benefits to employees, a provision is made in the amount deemed necessary as of the balance sheet date based on retirement benefit obligations and fair value of the plan assets. Komatsu recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. Additional provision is made in the amount of the shortfall of liability for pension and retirement benefit to accumulated benefit obligations deducted by fair value of plan assets.

Unrecognized prior service cost is charged to income on a straight-line basis over the average remaining service period of employees.

Regarding unrecognized net actuarial loss, an excessive amount of the “corridor” (10% of projected benefit obligations, or fair value of plan assets, whichever is the larger) to income on a straight-line basis over the average remaining service period of employees.

(6)	Adoption of new accounting standards

Starting from the business year ended March 31, 2008, Komatsu adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109. The adoption of FIN 48 did not have a material impact on our consolidated results of operations and financial condition.

(7)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

Notes to Consolidated Balance Sheet

(1)	Accumulated depreciation for property, plant and equipment: JPY 579,203 million

(2)	Accumulated other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative.

(3)	Assets pledged as collateral:

Cash and cash equivalents	JPY	1,296 million
Trade notes and accounts receivable	JPY	50 million
Property, plant and equipment	JPY	5,497 million

Total	JPY	6,843 million

(4)	Guaranteed obligations

Guaranteed obligations for borrowings made by employees and affiliated companies:	JPY	65,050 million

Notes to Consolidated Statement of Income

(1) Income from discontinued operations

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the result of discontinued operations, less applicable taxes, is presented as income from discontinued operations.

(2) Basic income from continuing operations per share	JPY	204.88
Diluted income from continuing operations per share	JPY	204.61

(3) Basic net income per share	JPY	209.87
Diluted net income per share	JPY	209.59

Significant Subsequent Events

No items to report

Non-Consolidated Statutory Report is based on Japanese accounting standards.

Non-Consolidated Balance Sheet

(As of March 31, 2008)

(JPY million)
Assets
Current assets:
Cash on hand and in banks	29,230
Notes receivable	3,818
Trade accounts receivable	237,600
Finished products and merchandise	38,586
Materials and supplies	4,724
Work in process	41,752
Prepaid expenses	1,417
Deferred income taxes – current	13,948
Short-term loans receivable	52,730
Other current assets	36,077
Allowance for doubtful receivables	(375)

Total current assets	459,512
Non-current assets:
Tangible fixed assets:
Buildings	52,174
Structures	8,837
Machinery and equipment	62,389
Vehicles and delivery equipment	472
Tools, furniture and fixtures	6,413
Land	42,005
Construction in progress	2,200

Total tangible fixed assets	174,492
Intangible assets:
Software	13,132
Other intangible assets	495

Total intangible assets	13,628
Investments and other assets:
Investment securities	65,356
Securities and other investments in affiliated companies	336,211
Long-term loans receivable	2,454
Long-term prepaid expenses	1,266
Other investments	7,520
Allowance for doubtful receivables	(3,325)
Allowance for loss on valuation of investments in affiliated companies	(10,102)

Total investments and other assets	399,381

Total non-current assets	587,502

Total assets	1,047,015

(JPY million)
Liabilities
Current liabilities:
Trade notes payable	195
Trade accounts payable	163,210
Short-term debt	35,000
Commercial paper	12,000
Other accounts payable	44,096
Income taxes payable	23,945
Advances received	2,583
Accrued bonuses	6,539
Accrued bonuses for Directors	371
Warranty reserve	7,738
Other current liabilities	32,066

Total current liabilities	327,746

Long-term liabilities:
Bonds	38,500
Long-term debt	31,500
Deferred income taxes – non-current	6,462
Liability for employees’ retirement benefits	17,707
Other long-term liabilities	2,743

Total long-term liabilities	96,913

Total liabilities	424,660

Net Assets
Shareholders’ Equity:
Common stock	70,120
Capital surplus:	141,159
Additional paid-in capital	140,140
Other capital surplus	1,019
Retained earnings:
Legal reserve	18,036
Other retained earnings:	367,191
Reserve for special depreciation	214
Reserve for advanced depreciation deduction	15,291
General reserve	180,359
Retained earnings brought forward	171,326

Total retained earnings	385,228
Treasury shares	(2,525)

Total shareholders’ equity	593,983

Valuation and translation adjustments:
Net unrealized gains on available-for-sale securities	26,691
Net deferred profits on hedges	418

Total valuation and translation adjustments	27,109

Stock Acquisition Rights:
Stock Acquisition Rights	1,261

Total Stock Acquisition Rights	1,261

Total net assets	622,354

Total liabilities and net assets	1,047,015

Non-Consolidated Statement of Income

(From April 1, 2007 to March 31, 2008)

(JPY million)
Net sales	926,731
Cost of sales	690,949

Gross profit	235,781
Selling, general and administrative expenses	108,638

Operating income	127,143

Non-operating income:
Interest and dividend income	19,487
Other non-operating income	1,306

Non-operating expenses:
Interest expenses	1,343
Other non-operating expenses	11,092

Ordinary profit	135,500

Extraordinary income:
Gain on sale of land	2,623
Gain on sale of shares of affiliated companies	274
Reversal of provision for loss on valuation of investments in affiliated companies	5,388
Gain from elimination of shares of merged companies	2,657

Extraordinary Losses:
Loss on sale of land	4
Loss on valuation of investment securities	205
Expenditure for protection of natural environment	1,094

Income before income taxes	145,139

Income taxes:
Current	40,718
Deferred	7,588

Net income	96,832

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2007 to March 31, 2008)

	(JPY million)
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for advanced depreciation deduction	Reserve for special advanced depreciation account	General reserve	Retained earnings brought forward	Total retained earnings
Balance as of March 31, 2007	70,120	140,140	602	140,742	18,036	116	15,325	32	180,359	112,334	326,206
Changes in this term
Transfer to reserve for special depreciation						137				(137)	—
Reversal of reserve for special depreciation						(39)				39	—
Transfer to reserve for advanced depreciation deduction							1,282			(1,282)	—
Reversal of reserve for advanced depreciation deduction							(1,316)			1,316	—
Reversal of reserve for special advanced depreciation account								(32)		32	—
Dividends paid										(37,810)	(37,810)
Net income										96,832	96,832
Acquisition of treasury shares
Disposal of treasury shares			416	416
Net changes of items other than shareholders’ equity
Total changes in the term	—	—	416	416	—	97	(33)	(32)	—	58,991	59,022
Balance as of March 31, 2008	70,120	140,140	1,019	141,159	18,036	214	15,291	—	180,359	171,326	385,228

	(JPY million)
	Shareholders’ equity		Valuation and translation adjustments
	Treasury shares	Total shareholders’ equity	Net unrealized gain on available-for-sale securities	Net deferred profits on hedges	Total valuation and translation adjustments	Stock Acquisition Rights	Total net assets
Balance as of March 31, 2007	(3,203)	533,866	41,516	93	41,609	663	576,139
Changes in this term
Transfer to reserve for special depreciation		—					—
Reversal of reserve for special depreciation		—					—
Transfer to reserve for advanced depreciation deduction		—					—
Reversal of reserve for advanced depreciation deduction		—					—
Reversal of reserve for special advanced depreciation account		—					—
Dividends paid		(37,810)					(37,810)
Net income		96,832					96,832
Acquisition of treasury shares	(340)	(340)					(340)
Disposal of treasury shares	1,017	1,434					1,434
Net changes of items other than shareholders’ equity			(14,824)	324	(14,500)	598	(13,901)
Total changes in the term	677	60,117	(14,824)	324	(14,500)	598	46,215
Balance as of March 31, 2008	(2,525)	593,983	26,691	418	27,109	1,261	622,354

Notes to Non-Consolidated Statutory Report

Significant Accounting Policies

(1)	Method and basis of valuation of securities

Held-to-maturity debt securities: Stated at amortized cost (on a straight-line basis).

Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

Available-for-sale securities:

Securities whose market value is readily determinable:

Stated at market value, based on market quotation. Unrealized gains and losses are reported, with net of applicable taxes, as a separate component of net assets. The cost of securities sold is determined based on the moving-average method.

Securities whose market value is not readily determinable:

Stated at cost determined by the moving-average method.

(2)	Method and basis of valuation of inventories

Finished products (excluding spare parts), work in process and parts: Stated at lower of cost (specific identification method) or market.

Spare parts: Stated at lower of cost (last-in first-out method) or market.

Materials and supplies: Stated at lower of cost (periodic average method).

(3)	Depreciation of fixed assets

Depreciation of tangible fixed assets and amortization of intangible assets are computed according to the declining-balance method and the straight-line method, respectively.

(4)	Allowances

1)	Allowance for doubtful receivables

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

2)	Allowance for loss on valuation of investments in affiliated companies

Allowance for loss on valuation of investments in affiliated companies is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas affiliated companies.

3)	Accrued bonuses

Accrued bonuses are provided for payment prospect of bonuses to employees at an amount considered to be recorded for the business year.

4)	Accrued bonuses for Directors

Accrued bonuses are provided for payment prospect of bonuses to Directors at an amount considered to be recorded for the business year.

5)	Warranty reserve

Warranty reserve is provided for product after-sales service expenses based on the historical performance.

6)	Liability for pension and retirement benefits

In order to provide for the employee retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

Prior service obligations are charged to income when incurred. Actuarial loss is charged to income in an amount proportionally appropriated on a straight-line basis over a 10-year period, which is shorter than the averaged remaining service period of employees, beginning with the following term when the loss is recognized.

(5)	Accounting standard for income and expenses

For both general sales and installment sales, in principle, the total amount of the sale price is accounted at the time of delivery to the customer for domestic sales, and at the time of lading for exports. For large machinery and other items necessitating installation work, the sale is accounted when the installation is completed.

(6)	Accounting method of lease transactions

Finance leases that do not transfer ownership of leased property to the lessee are accounted in the same manner as operating leases.

(7)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

(8)	Changes in accounting policies

Method of depreciation of tangible fixed assets

Upon the revision of the Corporation Tax Law effectuated during this business year (the Law revising a portion of the Income Tax Law, March 30, 2007, Law No. 6 and the Ordinance revising a portion of the Corporation Tax Law, March 30, 2007, Ordinance No. 83), the method for depreciating any asset acquired on April 1, 2007 or thereafter has been changed to the method pursuant to the provisions of the revised law.

In response to this, operating income, ordinary profit and income before income taxes have each decreased by JPY 1,516 million respectively.

(Additional information)

Following the revision of the Corporation Tax Law in 2007, we have adopted the following method of depreciation for tangible fixed assets acquired on or before March 31, 2007. For those assets that have been depreciated and reached 5% of their acquisition value using the method of calculating depreciation based on the Corporation Tax Law before the revision, the difference between the remaining 5% of the acquisition value and a memorandum price will be written off in equal amounts over the five-year period beginning with the year following the year when the book value is depreciated to 5% of the acquisition value. This amount is included in depreciation.

This change has only a minimal impact on operating income, ordinary profit and income before income taxes.

(9)	Additional information

Termination of the Retirement Benefit System for Directors and Corporate Auditors

At the Ordinary General Meeting of Shareholders held on June 22, 2007, a resolution was passed to abolish the Retirement Benefit System for Directors and Corporate Auditors and to pay each Director and Corporate Auditor the amount of retirement benefits representing the period of service up to June 22, 2007 at the time of retirement. The amount of liability for Directors’ and Corporate Auditors’ retirement benefits representing the period up to the abolishment of the system is included in the “Other accounts payable” item of current liabilities.

Notes to Non-Consolidated Balance Sheet

(1)	Accumulated depreciation of tangible fixed assets:	JPY	318,820 million
(2)	Contingency liability
	Balance of guarantees for debt for borrowings from financial institutions by affiliated companies and cooperation companies:	JPY	62,781 million
	Balance of guarantees for debt for borrowings from financial institutions by employees (home loans):	JPY	3,461 million
	Balance of keep-well agreements for the bonds of affiliated companies:	JPY	65,967 million
(3)	Receivables from, and debts payable to affiliated companies
	Short-term receivables from affiliated companies:	JPY	228,274 million
	Short-term debts payable to affiliated companies:	JPY	80,017 million
	Long-term receivables from affiliated companies:	JPY	2,452 million

Notes to Non-Consolidated Statement of Income

Trading with affiliated companies
Sales:	JPY	508,355 million
Purchases:	JPY	251,536 million
Trading other than operating transactions:	JPY	36,498 million

Notes to Non-Consolidated Statement of Changes in Net Assets

1. Type and number of shares issued and outstanding

Type	Number of shares as of March 31, 2007	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2008
Ordinary shares	998,744,060	—	—	998,744,060

2. Type and number of treasury shares

Type	Number of shares as of March 31, 2007	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2008
Ordinary shares*	4,375,992	104,600	1,375,411	3,105,181

Notes:	1. The reason for increase of number of treasury shares by 104,600 shares for the business year is acquisition of fractional treasury shares.
2. Decrease of number of treasury shares by 1,375,411 consists of the following.
1) 1,366,000 shares by the exercise of stock options 2) 9,411 shares by the sale of shares constituting fractional shares

3. Dividends

(1)	Payment amount of dividends

Resolution	Type of shares	Total dividends (JPY million)	Dividend per share (JPY)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2007	Ordinary shares	17,898	18	March 31, 2007	June 25, 2007
Board of Directors Meeting held on October 30, 2007	Ordinary shares	19,911	20	September 30, 2007	November 30, 2007

(2)	Among dividends of which record date is in the business year and effective date is in the next business year

Planned Resolution	Type of shares	Resource of dividends	Total dividends (in million yen)	Dividend per share (in yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 24, 2008	Ordinary shares	Retained earnings	21,904	22	March 31, 2008	June 25, 2008

4. Matters concerning Stock Acquisition Rights

Breakdown of Stock Acquisition Rights	Number of shares allocated for Stock Acquisition Rights
	Type of shares allocated for Stock Acquisition Rights	Number of shares in previous business year-end	Increase during the business year	Decrease during the business year	Number of shares at business year-end
2002 Stock Acquisition Rights*1	Ordinary shares	170,000	—	90,000	80,000
2003 Stock Acquisition Rights*[1]	Ordinary shares	470,000	—	180,000	290,000
2004 Stock Acquisition Rights*[1]	Ordinary shares	800,000	—	430,000	370,000
2005 Stock Acquisition Rights*[1]	Ordinary shares	1,270,000	—	415,000	855,000
2006 Stock Acquisition Rights No. 1*[1,3]	Ordinary shares	331,000	—	101,000	230,000
2006 Stock Acquisition Rights No. 2 *[1,3]	Ordinary shares	497,000	—	40,000	457,000
2007 Stock Acquisition Rights No. 1 *[2,3]	Ordinary shares	—	239,000	—	239,000
2007 Stock Acquisition Rights No. 2 *[2,3]	Ordinary shares	—	323,000	—	323,000

Notes:

1.	The decrease in shares recorded this year for the Stock Acquisition Rights is due to exercise of Stock Acquisition Rights.
2.	The increase in shares recorded this year for the Stock Acquisition Rights is due to new issue of Stock Acquisition Rights. As of March 31, 2008, the period during which Stock Acquisition Rights may be exercised has not been attained.
3.	Stock Acquisition Rights No. 1 were issued as remuneration for Directors of the Company as per the Corporation Act. Stock Acquisition Rights No. 2 were issued gratis to employees of the Company or others as per the Corporation Act.

Notes concerning tax effect accounting

Major reasons for the accrual of deferred tax assets and deferred tax liabilities

(Deferred tax assets)
Product warranties	JPY	3,135 million
Inventories	JPY	1,359 million
Unpaid enterprise tax	JPY	2,060 million
Accrued bonuses	JPY	2,650 million
Liability for employees’ retirement benefits	JPY	9,517 million
Allowance for loss on valuation of investments in affiliated companies	JPY	4,093 million
Impairment loss	JPY	7,511 million
Loss on compulsory revaluation of investment securities and shares of affiliated companies	JPY	9,086 million
Others	JPY	8,244 million

Subtotal deferred tax assets	JPY	47,658 million
Less valuation allowance	JPY	(15,480) million

Total deferred tax assets	JPY	32,178 million
(Deferred tax liabilities)
Reserve for advanced depreciation deduction	JPY	(10,745)million
Net unrealized gains on available-for-sale securities	JPY	(13,388) million
Others	JPY	(558) million

Total deferred tax liabilities	JPY	(24,692) million

Net deferred tax assets	JPY	7,486 million

Notes concerning leased assets used by lease

1. Equivalents for leased assets (purchase price equivalent, accumulated depreciation equivalent, term-end amount outstanding equivalent)

	(JPY million)
	Purchase price equivalent	Accumulated depreciation equivalent	Year-end amount outstanding equivalent
Tools, furniture and equipment	8,402	3,846	4,555
Other	6,590	2,375	4,214
Total	14,992	6,222	8,770

2. The present value of future rental expenses under capital leases

Due within one (1) year	JPY	2,440 million
Due over one (1) year	JPY	6,659 million

Total	JPY	9,099 million

3. Lease expenses, depreciation equivalent and interest expense equivalent

Lease expenses	JPY	2,520 million
Depreciation equivalent	JPY	2,328 million
Equivalent amount of interest payments	JPY	218 million

4. Method for calculating depreciation equivalent amount of expenses

Depreciation equivalent is computed on a straight-line method over the lease period without residual value.

5. Method for calculating the interest equivalent

The difference between the total lease expenses and the purchase price equivalent becomes the interest equivalent and the interest method is used as the method of allocation for each period.

Notes concerning related party transactions

Subsidiaries and other affiliated companies

(JPY million)
Attribute	Company name	Holding voting rights	Relationship with related party	Transaction	Transaction amount	Category	Outstanding balance
Subsidiary	Komatsu America Corp.	Holding Directly 100%	Manufacture and sale of the Company’s products. Dispatched Director	Sale of products, etc.*[1]	85,529	Accounts receivable	8,634
	Komatsu Utility Co., Ltd.	Holding Directly 100%	Manufacture and sale of the Company’s products. Dispatched Director	Purchase of products, etc.*[2]	49,430	Accounts payable	11,797
	Komatsu Industries Corporation	Holding Directly 100%	Manufacture and sale of the Company’s products. Dispatched Director	Advancement of parts, etc.*[3]	32,139	Other Accounts receivable	10,196
	Komatsu CIS LLC	Holding Directly 100%	Sale of the Company’s products.	Sale of products, etc.*[1]	31,848	Accounts receivable	12,461
	Komatsu Financial Europe N.V.	Holding Indirectly 100%	Sales finance for the Company’s products.	Guarantees for debt *[4]	23,657	—	—

In the above amounts, consumption taxes are not included in the transaction amounts, however, they are included in the term-end balance.

Notes concerning transaction conditions and policies, etc. for their determination

1.	Product prices and other sales conditions are decided by negotiation, taking into account market conditions.
2.	Purchase prices of products etc. are decided by negotiation, taking into account market conditions.
3.	Advancements for parts etc. are decided by negotiation for the sight for collection of receivables, taking into account general transaction conditions.
4.	Guarantees for debt are with respect to borrowings from financial institutions.

Notes concerning per-share information

1. Net assets per share	JPY	623.81

2. Net income per share	JPY	97.28

Notes concerning significant subsequent events

The Company and NIPPEI TOYAMA have executed a share exchange agreement based on a resolution passed at a Meeting of the Board of Directors of each company held on April 30, 2008 calling for the complete subsidiarization of NIPPEI TOYAMA by share exchange (“Share Exchange”) effective August 1, 2008.

1. Purpose of the Share Exchange

The Industrial Machinery Business division of the Company and NIPPEI TOYAMA both have their main customers in the automotive and semiconductor industries, both highly complement each other in commodity composition and both have production hubs in the Hokuriku Region. Two companies have been aiming to realize cooperative effects in the purchasing and production fields, with respect to manufacturing, as well as the sales and service fields.

The cooperative relationship between the Company and NIPPEI TOYAMA is strong and many concrete effects have been realized. With the fostering of mutual trust through this cooperative relationship, the complete subsidiarization of NIPPEI TOYAMA has resulted in substantial advantages of the flexible and speedy handling of mid- to long-term managerial issues such as cooperation in R&D and the joint development of new business fields that surpass existing boundaries for either entity. Because of this, the Company and NIPPEI TOYAMA have concluded a Basic Agreement dated January 16, 2008 and the Company implemented a public tender offer for shares of NIPPEI TOYAMA (“Public Tender Offer”) with the aim of making NIPPEI TOYAMA a wholly-owned subsidiary of the Company. In the event the Company is unable to acquire all the outstanding shares of NIPPEI TOYAMA through the Public Tender Offer, a Share Exchange is to be effectuated where shareholders (excluding the Company) of NIPPEI TOYAMA that did not subscribe to the Public Tender Offer are to be delivered stock of the Company in exchange for the shares NIPPEI TOYAMA held by the shareholders.

2. Share Exchange requirements

(1) Schedule of the Share Exchange

Execution of Share Exchange agreement: April 30, 2008

Effective date: August 1, 2008 (scheduled)

(2) Share Exchange ratio

0.43 shares of ordinary shares of the Company will be allocated per one (1) share of NIPPEI TOYAMA stock.

3. Items concerning the other party in the Share Exchange

Name:	NIPPEI TOYAMA Corporation
Main office location:	26-2 Minami Ohi 6-chome, Shinagawa-ku, Tokyo
Representative:	Hiroyuki Horii, President and Representative Director
Capital:	JPY6,014 million
Main line of business:	Manufacture and sales of machine tools and industrial machinery and sales of real estate etc.

Notes concerning business combination

1. Overview of the name and line of business of the combining companies or target businesses, legal format of the business combination and the name of the company after the combination and transactions including their purpose

(1) Name and line of business of the combining companies or target businesses

Name:	Komatsu Zenoah Co., Hydraulic Equipment Division
Line of business:	Partial development and production of key components used in Komatsu products

(2) Legal format of the business combination

Common control transaction (absorption-type company split where the Company is the surviving company and Komatsu Zenoah is the absorbed company)

(3) Name of the company after combination

Komatsu Ltd.

(4) Overview of transactions including their purpose

On April 1, 2007, the Company absorbed the Hydraulic Equipment Division of Komatsu Zenoah, which is a wholly-owned subsidiary of the Company, into the Company’s Engines and Hydraulics Business Division. The Hydraulic Equipment Division of Komatsu Zenoah was partially responsible for the development and production of key components used in various products of Komatsu. However, these operations have now been absorbed and integrated to strengthen competitive advantage through centralizing management resources on a consolidated group level and gain greater efficiency.

2. Overview of accounting treatments

The absorption-type company split was treated as a common control transaction based on the “Accounting Standards for Business Combination” (Business Accounting Council, October 31, 2003) and the “Application Guidelines for Business Combination Accounting Standards and Business Division Accounting Standards” (Business Combination Standards Application Guidelines No. 10, Final Revision, November 15, 2007). In the Statement of Income, a JPY2,657 million “gain from elimination of shares of merged companies” is accounted as an extraordinary gain.

Notes concerning other matters

Amounts less than 1 million yen are rounded off.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 13, 2008

The Board of Directors

Komatsu Ltd.

KPMG AZSA & Co.
Teruo Suzuki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takaki Okano (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and retained earnings and the related notes of Komatsu Ltd. as of March 31, 2008 and for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444, Paragraph 4 of the Corporation Act. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States under Article 148, Paragraph 1 of the Corporate Accounting Regulations of Japan (refer to “Basis of preparation of Consolidated Statutory Report” of “Significant Accounting Policies” of “Notes to Consolidated Statutory Report”).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 9, 2008

The Board of Directors

Komatsu Ltd.

KPMG AZSA & Co.
Teruo Suzuki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takaki Okano (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and its supporting schedules of Komatsu Ltd. as of March 31, 2008 and for the 139th business year from April 1, 2007 to March 31, 2008, in accordance with Article 436, Paragraph 2, Item 1 of the Corporation Act. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in Japanese Language]

Board of Corporate Auditors’ Report

Regarding the performance of duties by the Directors for the 139th Business Year from April 1, 2007 to March 31, 2008, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows.

1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the content of the resolution of the Board of Directors concerning the maintenance of the systems for ensuring that the execution of duties by the Directors complies with laws and regulations and the articles of incorporation, and other systems for ensuring the properness of operations of a Stock Company stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Act and the status of the system based on such Resolution (Internal Control Systems). With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the business reports and the accompanying detailed statements for this business term.

Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 159 of the Corporate Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated statutory report (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated statutory report”), the accompanying statements, and consolidated statutory report (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of shareholders’ equity and retained earnings,” and “notes to consolidated statutory report”) for this business year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents

1)	We confirm that the business report and the accompanying detailed statements fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.

2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.

3)	We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the execution of duties by the Directors regarding the Internal Control Systems.

(2)	Result of Audit of non-consolidated statutory report and the accompanying detailed statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.

(3)	Result of Audit of consolidated statutory report

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.

May 16, 2008
The Board of Corporate Auditors
Makoto Nakamura (Seal)
Standing Corporate Auditor

Masafumi Kanemoto (Seal)
Standing Corporate Auditor

Takaharu Dohi (Seal)
Corporate Auditor

Makoto Okitsu (Seal)
Corporate Auditor

Hiroyuki Kamano (Seal)
Corporate Auditor

(Note) Corporate Auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano are Outside Corporate Auditors as stipulated in the Corporation Act.

END

Reference Materials for the General Meeting of Shareholders

Proposed Resolution and Reference Information:

Item 1: Appropriation of Surplus

We propose that surplus be appropriated in the manner described below:

1. Year-end Dividends

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

For the 139th business year, the Company proposes to pay a year-end dividend from surplus as follows, in consideration of the Company’s business performance for the business year and future business development.

(1)	Type of dividend assets
Cash

(2)	Matters concerning allotment and total amount of dividend assets
JPY 22 per one (1) ordinary share of the Company (an increase of JPY 4 over the previous business year)

Total amount of dividend: JPY 21,904,055,338

Accordingly, combined with the interim dividend of JPY 20 per one (1) ordinary share of the Company, the annual dividend will be JPY 42 per one (1) ordinary share of the Company for this business year, an increase of JPY 11 per ordinary share of the Company over the previous business year.

(3)	Effective date of when the dividends from surplus take effect
Wednesday, June 25, 2008

2. Appropriation of other surpluses

The Company proposes to fund a general reserve for the purpose of reinforcing the Company’s management base in the future.

(1)	Surplus which is to increase and its amount

General reserve	JPY30,000,000,000

(2)	Surplus which is to decrease and its amount

Retained earnings brought forward	JPY30,000,000,000

Item 2: Election of Ten (10) Directors

The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that ten (10) Directors be elected.

The candidates for the positions are as follows.

Director Candidates

No. of candidate	Name (Date of Birth)	Brief Personal History and Position (In charge at the Company and Representative position in other companies)		Number of Shares of the Company Held (shares)
1	Masahiro Sakane (January 7, 1941)	4/1963	Joined the Company	92,000
		6/1989	Director
		6/1994	Managing Director
		6/1997	Executive Managing Director
		6/1999	Executive Vice President and Representative Director
		6/2001	President and Representative Director
		6/2003	Chief Executive Officer (CEO)
		6/2007	Chairman of the Board and Representative Director (current)

2	Kunio Noji (November 17, 1946)	4/1969	Joined the Company	63,300
		6/1997	Director
		6/1999	Executive Officer
		6/2000	Senior Executive Officer
		6/2001	Managing Director
		4/2003	Director and Senior Executive Officer
		6/2007	President and Representative Director, and Chief Executive Officer (CEO) (current)

3	Yoshinori Komamura (February 20, 1948)	4/1970	Joined the Company	24,500
		4/2005	President of Construction and Mining Equipment Marketing Division (current)
		4/2005	Senior Executive Officer
		6/2005	Director (current)
		4/2007	Senior Executive Officer (current)
[In charge at the Company and Representative position in other companies] President of Construction & Mining Equipment Marketing Division

No. of candidate	Name (Date of Birth)	Brief Personal History and Position (In charge at the Company and Representative position in other companies)		Number of Shares of the Company Held (shares)
4	Yasuo Suzuki (January 28, 1948)	4/1970	Joined the Company	22,500
		6/2002	Executive Officer
		4/2004	Senior Executive Officer
		6/2004	Director (current)
		4/2007	Senior Executive Officer (current)
		4/2008	President of Industrial Machinery General Headquarters (current)
[In charge at the Company and Representative position in other companies] President of Industrial Machinery General Headquarters In charge of the Ishikawa Prefecture Area

5	Kenji Kinoshita (October 7, 1947)	7/1971	Joined the Company	23,200
		6/2000	Executive Officer
		6/2001	Chief Financial Officer(CFO) (current)
		4/2004	Senior Executive Officer
		6/2007	Director (current)
		4/2008	Senior Executive Officer (current)
[In charge at the Company and Representative position in other companies] Chief Financial Officer(CFO) Supervising CSR and Corporate Communications and Investor Relations

6	Masahiro Yoneyama (July 3, 1946)	4/1970	Joined the Company	28,400
		6/1999	Executive Officer
		4/2003	Senior Executive Officer
		6/2004	Director (current)
		4/2006	Representative of All China Operations (current)
		4/2007	Senior Executive Officer
[In charge at the Company and Representative position in other companies] Representative of All China Operations Chairman of Komatsu (China) Ltd.

No. of candidate	Name (Date of Birth)	Brief Personal History and Position (In charge at the Company and Representative position in other companies)		Number of Shares of the Company Held (shares)
7	Susumu Isoda (January 20, 1947)	4/1969	Joined the Company	19,300
		6/1998	Director
		6/1999	Executive Officer
		4/2003	Senior Executive Officer
		4/2006	Senior Executive Officer
		4/2007	President and Representative Director of Komatsu Utility Co., Ltd. (current)
		6/2007	Director of the Company (current)
[In charge at the Company and Representative position in other companies] President and Representative Director of Komatsu Utility Co., Ltd.

8	Morio Ikeda (December 25, 1936)	4/1961	Joined Shiseido Company, Limited (hereinafter “Shiseido”)	1,000
		6/1990	Director of Shiseido
		6/1995	Executive Director of Shiseido
		6/1997	Senior Executive Director and Representative Director of Shiseido
		6/2000	Executive Vice President and Representative Director of Shiseido
		6/2001	Representative Director, President and Chief Executive Officer of Shiseido
		6/2005	Director of the Company (current)
		6/2005	Chairman and Director of Shiseido
		6/2006	Advisor of Shiseido (current)
[In charge at the Company and Representative position in other companies] Chairman of the Board of Trustees of Toyo Eiwa Jogakuin

No. of candidate	Name (Date of Birth)	Brief Personal History and Position (In charge at the Company and Representative position in other companies)		Number of Shares of the Company Held (shares)
9	Kensuke Hotta (October 12, 1938)	4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter “the Bank”)	1,000
		6/1987	Director of the Bank
		10/1990	Managing Director of the Bank
		10/1992	Senior Managing Director and Representative Director of the Bank
		6/1997	Deputy President and Representative Director of the Bank
		1/2001	Chairman of Morgan Stanley Japan Limited
		4/2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd.
		10/2007	Chairman and Representative Director of Hotta Partners Inc. (current)
		12/2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
		3/2008	Retired from office of Morgan Stanley Japan Securities Co., Ltd.
[In charge at the Company and Representative position in other companies] Chairman and Representative Director of Hotta Partners Inc.

10	Noriaki Kano (April 29, 1940)	10/1982	Professor at Faculty of Engineering, Tokyo University of Science	6,000
		6/2006	Professor Emeritus at Tokyo University of Science (current)

Notes:

1.	There are no conflicts of special interests between the candidates and the Company.
2.	Messrs. Morio Ikeda, Kensuke Hotta and Noriaki Kano are candidates for Outside Directors.

3.	Matters regarding candidates for Outside Directors

(1)	Reason for nomination as candidates for Outside Directors

Name	Reason for nomination as candidates
Morio Ikeda

Having served as Representative Director of Shiseido Company, Limited, Mr. Morio Ikeda has considerable insight and rich experience in business world and has been dedicating activities related to CSR (Corporate Social Responsibility).

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of operations and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Kensuke Hotta

Having served as Representative Director of the Sumitomo Bank Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd., Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to enhance corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Noriaki Kano

Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality Control and has considerable insight and rich experience.

Using this accomplishments, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability”, the Company’s fundamentals, and enhance corporate value. Therefore we nominate him as candidate for Outside Director.

The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of the other companies directly, he would be able to execute the duties of Outside Director adequately because of above reasons.

(2)	Outline of facts in violation of laws and regulations or the Articles of Incorporation or facts of any other unreasonable execution of business at the other corporations, and measures to prevent the occurrence of such facts and deal with them after their occurrence, while candidates for Outside Directors have served as Outside Director or Corporate Auditor of other companies in the past five (5) years

Name	Noriaki Kano

Company	Sekisui Chemical Co., Ltd.

Position	Outside Corporate Auditor

Facts in violation of laws and regulations or the Articles of Incorporation or facts of any other unreasonable execution of business at the other corporations	Sekisui Chemical Co., Ltd. received a cease and desist order and a payment order for surcharge from the Japan Fair Trade Commission in June 2007 for violation of the Antimonopoly Act, Article 3 on the retail prices of polyethylene gas pipes and joints for gas companies. In addition, Sekisui Chemical Co., Ltd. was compulsorily investigated by the Japan Fair Trade Commission in July 2007 concerning the decision of the retail prices of polyvinyl chloride pipes.

Action taken to prevent the occurrence of facts and deal with them after the occurrence	Dr. Noriaki Kano is regularly making remarks and promoting awareness about compliance at the Board of Directors of Sekisui Chemical Co., Ltd., mainly from customer-oriented point of view. After the occurrence of the fact, he proposed as a member of the Board of Corporate Auditors to create an investigation committee that includes third parties. In addition, he is watching, receiving a report on the implementation of preventative measures and requesting an explanation as needed.

(3)	When candidates for Outside Directors are currently serving as Outside Director or Corporate Auditor of the Company, the number of years since they took office

Position	Name	Number of years in office
Outside Director	Morio Ikeda	3

Note:	The Number of years in office shows the time from the day of the general meeting of shareholders when the Outside Director was elected for the first time to the day of this Ordinary General Meeting of Shareholders.

Item 3: Election of One (1) Corporate Auditor

The term of office of Mr. Makoto Nakamura as Corporate Auditor will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that one (1) Corporate Auditor be elected.

This item for resolution was reviewed and approved by the Board of Corporate Auditors.

The candidate for the position is as follows.

Corporate Auditor Candidate

Name (Date of Birth)	Brief Personal History and Position (In charge at the Company Representative position in other corporations)		Number of Shares of the Company Held (shares)
Masaji Kitamura (August 19, 1947)	4/1971	Joined the Company	10,000
	6/1994	President of Procurement Division of Osaka Plant, Construction Equipment Division
	4/2003	Executive Officer
	4/2005	President of Construction & Mining Equipment Strategy Division
	4/2007	Senior Executive Officer
	4/2008	Assistant to President (current)

Note:	There are no conflicts of special interests between the candidate and the Company.

Item 4: Payment of Bonuses for Directors

The Company proposes to pay JPY 371 million in total as bonuses to the ten (10) Directors who were in the office as of the end of the 139th business year (of which, JPY 9 million in total to the three (3) Outside Directors) in consideration of the business results of the business year, etc.

The Company requests that the details such as the amount, timing and manner of payment to each Director shall be left to the decision of the Board of Directors.

Item 5: Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company

The management of the Company asks the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as stock options to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act.

1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company, for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the Maximum Number of Such Rights that the Board of Directors Can Decide to Issue within the Scope of Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 271 units.

The maximum number of ordinary shares to be issued upon the exercise of the Stock Acquisition Rights shall be 271,000 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in 2. (3) below, the maximum number of ordinary shares to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 1,000 shares. However, after the resolution date of this item of Agenda (hereinafter “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (hereinafter “Exercise Price”) by the Number of Shares subject to one (1) Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (hereinafter “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (hereinafter “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding transaction date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of treasury shares at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares is made upon exchange of securities exchangeable for the Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with Stock Acquisition Rights).

					Number of newly issued shares	×	Paid-in amount per share
Exercise Price after adjustment =	Exercise Price before adjustment	×	Number of currently issued shares	+	Market Price
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of treasury shares, and when disposing of treasury shares, the term “Number of newly issued shares” shall be read as “Number of treasury shares for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

3)	Exercise period for the Stock Acquisition Rights

From September 1, 2009 to August 31, 2016

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Transfer and Acquisition

Acquisition and transfer of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lost their position, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

8)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and Acquisition of the Stock Acquisition Rights shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

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